Exhibit 99.12(d)

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax

July 10, 2026

Board of Trustees

Aberdeen Municipal Income Fund

1900 Market Street, Suite 200

Philadelphia, PA 19103

Board of Trustees

abrdn National Municipal Income Fund

1900 Market Street, Suite 200

Philadelphia, PA 19103

Ladies and Gentlemen:

You have requested our opinion regarding certain U.S. federal income tax consequences to abrdn National Municipal Income Fund, a Massachusetts business trust (the “Acquired Fund”) and to Aberdeen Municipal Income Fund (f/n/a MFS Municipal Income Trust), a Massachusetts business trust (the “Acquiring Fund”), in connection with (i) the transfer of Assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption of Assumed Liabilities of the Acquired Fund, and (ii) the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders plus any cash delivered in lieu of fractional Acquiring Fund Shares as part of the complete liquidation of the Acquired Fund (the “Reorganization”), pursuant to The Agreement and Plan of Reorganization, dated as of July 10, 2026, between the Acquiring Fund and the Acquired Fund (the “Agreement”). Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Agreement.

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Registration Statement (including the Proxy Statement/Prospectus), (3) any facts, assumptions and representations provided to us to date, and (4) such other documents and instruments as we deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Agreement. Further, this opinion is based upon the Code, the regulations promulgated under the Code by the U.S. Department of the Treasury, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that, for U.S. federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

Very truly yours,

/s/ Dechert LLP

Dechert LLP